Hudbay and Augusta Agree to Friendly Acquisition

Toronto, Ontario, June 23, 2014 – HudBay Minerals Inc. (“Hudbay”) (TSX, NYSE: HBM) and Augusta Resource Corporation (“Augusta”) (TSX, NYSE MKT: AZC) today announced that they have entered into a definitive support agreement pursuant to which Hudbay has agreed to increase the consideration that will be received by Augusta shareholders under Hudbay’s offer to purchase all of the issued and outstanding common shares of Augusta not already owned by Hudbay (the “Revised Offer”). Under the Revised Offer, in addition to 0.315 of a Hudbay common share as provided in Hudbay’s original offer, Augusta shareholders will also receive 0.17 of a warrant to acquire a common share of Hudbay for each Augusta common share, representing consideration with a value of approximately C$3.56 per Augusta common share. The Revised Offer represents a total equity value of C$555 million based on 100% of the fully-diluted, in-the-money common shares of Augusta (including those already owned by Hudbay). Augusta’s Board of Directors is unanimously recommending that Augusta shareholders accept the Revised Offer and has agreed to terminate Augusta’s Shareholder Rights Plan to permit shareholders to do so.

David Garofalo, President and Chief Executive Officer of Hudbay, said, “We are pleased to have reached agreement with the board and management of Augusta as we strongly believe in the merits of this transaction and its benefits to both companies' shareholders. We look forward to working with the board and management of Augusta to bring this transaction to a conclusion and to advancing the Rosemont Project within Hudbay.”

“After a thorough process to consider all of our alternatives, we are pleased to have agreed on a mutually beneficial transaction representing a successful conclusion to our value maximizing process,” said Richard Warke, Augusta's Executive Chairman. “We believe this is a fair transaction for Augusta shareholders. Our agreement with Hudbay provides Augusta shareholders with an attractive premium for their shares and a stake in a growing intermediate base metals mining company with a portfolio of producing mines and development projects, including the world-class Rosemont Project.”

Terms of the Revised Offer

Under the Revised Offer, Augusta’s shareholders will receive, in addition to 0.315 of a Hudbay common share as provided in Hudbay’s original offer, 0.17 of a warrant to acquire a common share of Hudbay for each Augusta common share. Based on Hudbay’s closing share price on the TSX on June 20, 2014, the Revised Offer represents consideration of approximately C$3.56 per Augusta common share, consisting of C$3.24 of share consideration and C$0.32 of warrant consideration. This is a 10% premium to Hudbay’s initial offer of 0.315 of a Hudbay common share for each Augusta common share and a 42% premium to Augusta’s closing share price on the TSX on February 7, 2014 prior to Hudbay’s initial offer.

Upon their issuance, the warrants will have an initial term of 4 years, and each full warrant will be exercisable for one common share of Hudbay at an exercise price of C$15.00 on the expiry date of the warrants. Hudbay, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof. Hudbay will make an application to list the warrants on the Toronto Stock Exchange. The terms of the warrants will be more fully described in a Notice of Variation and Extension that will be sent to Augusta shareholders.

The Board of Directors of Augusta has unanimously determined, after consultation with its financial and legal advisors, that the consideration under the Revised Offer is fair to Augusta’s shareholders, that it would be in the best interests of Augusta to support and facilitate the Revised Offer and to recommend that Augusta shareholders accept the Revised Offer. Augusta’s financial advisors, Scotia Capital Inc. and TD Securities Inc., have each provided opinions to the Augusta Board of Directors that, as of June 22, 2014 and subject to the assumptions, limitations and qualifications on which the opinions are based, the consideration to be received under the Revised Offer is fair, from a financial point of view, to Augusta’s shareholders other than Hudbay and its affiliates. The Augusta Board of Directors will issue an amended Directors’ Circular in connection with the Revised Offer setting forth the details of its recommendation and certain related matters.

All of the directors and officers of Augusta and certain other Augusta shareholders have entered into agreements with Hudbay pursuant to which, among other things, they have agreed to tender to the Revised Offer all of the common shares of Augusta owned or controlled by them (including common shares issuable on the exercise of stock options and other convertible instruments). Those shares represent approximately 30% of the common shares of Augusta on a fully-diluted basis. Hudbay owns 23,058,585 common shares of Augusta, representing approximately 16% of the issued and outstanding common shares of Augusta. In addition, approximately 4% of the issued and outstanding common shares of Augusta have been tendered to-date.

Under the terms of the support agreement, Augusta has agreed, among other things, to a customary non-solicitation provision, to grant Hudbay a right to match any alternative transaction proposal made by another party, and to pay a fee of C$20 million to Hudbay under certain circumstances if a transaction is not completed.

The full details of the Revised Offer will be set out in the Revised Offer documents, which will be mailed to Augusta shareholders and filed with the Canadian securities regulatory authorities no later than July 7, 2014. The documents will also be available on SEDAR under Augusta’s profile at www.sedar.com. Upon filing, the Revised Offer will be open for no fewer than 10 business days and, following any take up of Augusta shares, Hudbay will then further extend its offer for at least an additional 10 days in order to allow any remaining Augusta shareholders to tender to the Revised Offer.

Hudbay has filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”). This news release is not a substitute for the Offer documents, the Prospectus, the Registration Statement or the Schedule TO or Augusta’s Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, as amended. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.

Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America) or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

How to Tender

Augusta shareholders that have already deposited to the Offer should not withdraw their shares. Augusta shareholders are encouraged to read the full details of the Offer set forth in the Offer documents, which contain detailed instructions on how Augusta shareholders can tender their Augusta common shares to the Offer. For assistance in depositing Augusta common shares to the Offer, Augusta shareholders should contact the depositary for the Offer, Equity Financial Trust Company at 1-866-393-4891 (North American Toll Free) or 416-361-0930 ext. 205 (outside North America) or by email at corporateactions@equityfinancialtrust.com or the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America) or by email at contactus@kingsdaleshareholder.com.

Advisors, Counsel and Information Agent

BMO Capital Markets and GMP Securities L.P. are acting as financial advisors to Hudbay and Goodmans LLP and Milbank, Tweed, Hadley & McCloy LLP are acting as legal counsel. Scotia Capital Inc. and TD Securities Inc. are acting as financial advisors to Augusta and Davies Ward Phillips & Vineberg LLP and Cravath, Swaine & Moore LLP are acting as legal counsel.

Kingsdale Shareholder Services Inc. has been retained as information agent for the Offer. For additional information including assistance in depositing Augusta Shares to the Offer, Augusta shareholders should contact Kingsdale at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay's objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

About Augusta

Augusta (TSX, NYSE MKT: AZC) is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of U.S. copper output once in production. Further information about Augusta can be found on www.augustaresource.com.

For shareholder inquiries, please contact Kingsdale Shareholder Services

1-866-229-8874 (North American Toll Free Number)
1-416-867-2272 (Outside North America)
contactus@kingsdaleshareholder.com

For further information, please contact:

HudBay Minerals Inc.	Augusta Resource Corporation
Investor inquiries:
Candace Brûlé	Letitia Cornacchia
Director, Investor Relations	Vice President, Investor Relations and Corporate
(416) 814-4387	Communications
candace.brule@hudbayminerals.com	(416) 860-6310
lcornacchia@augustaresource.com

Media inquiries:

Scott Brubacher	Ian Hamilton
Director, Corporate Communications	DFH Public Affairs
(416) 814-4373	(416) 206-0118 x222 or (905) 399-6591
scott.brubacher@hudbayminerals.com	ian@dfhpublicaffairs.com

Cautionary Note Regarding Forward Looking

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, statements with respect to the anticipated timing, mechanics, completion and settlement of the Revised Offer, including the permitting, development and financing of the Rosemont project. Forward-looking information is not, and cannot be, a guarantee of future results or events.

Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the accuracy of Augusta’s public disclosure; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; that all required regulatory and governmental approvals for the Revised Offer will be obtained and all other conditions to completion of the Revised Offer will be satisfied or waived, the completion of the Revised Offer and any subsequent transaction.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the Hudbay securities received as consideration under the Revised Offer and the impact of such issuance on the market price of the Hudbay common shares and warrants, the development of the Rosemont project not occurring as planned, the accuracy of Augusta’s public disclosure upon which the Revised Offer is predicated, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Revised Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Revised Offer, as well as the risks discussed under the heading “Risk Factors” in the Offer documents and other documents filed (or to be filed) with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.